77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock Senior Floating Rate Fund II, Inc. held on March 11, 2011 the results were as follows:

Proposal 1.

           1: To consider a proposal to approve an Agreement and Plan of Reorganization (the "Reorganization Agreement") pursuant to which the BlackRock Senior Floating Rate Fund II, Inc. (the “Fund”) would transfer all of its assets to the BlackRock Floating Rate Income Portfolio (the "Floating Rate Income Portfolio"), a series of BlackRock Funds II, in exchange for the assumption by the Floating Rate Income Portfolio of certain stated liabilities of the Fund and shares of the Floating Rate Income Portfolio, as detailed in the Reorganization Agreement, which shares will be distributed by your Fund to you on a pro rata basis in complete liquidation of your Fund.

With respect to Proposal 1, the shares of the Fund were voted as follows:

For                            Against                                         Abstain
9,318,807                            267,188                                         346,569